Kimberly Karcewski Vargo 202.346.4304 KVargo@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law 901 New York Avenue NW Washington, DC 20001 T: 202.346.4000 F: 202.346.4444

April 12, 2013

Mr. Patrick Scott Securities and Exchange Commission 100 F Street, NE Mail Stop 4720 Washington, DC 20549-4720
Re:	Van Eck VIP Trust (the “Registrant”) Registration Nos. 033-13019; 811-05083

Dear Mr. Scott:

As counsel to the Registrant, we are writing to respond to the comments provided by the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (“Commission”) provided to us by telephone on April 3, 2013 in connection with the Registrant’s Post-Effective Amendment No. 49 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 50 under the Investment Company Act of 1940, as amended (the “1940 Act”), which was filed with the Commission on February 22, 2013 with respect to the Van Eck VIP Global Bond Fund, to be renamed the Van Eck VIP Unconstrained Emerging Markets Bond Fund effective May 1, 2013 (the “Fund”), a series of the Registrant.

For your convenience, summaries of these comments are set forth in italics below, each of which is followed by our response. Reference to an “Item” in a response is a reference to an Item of Form N-1A.

Comment 1:

Please update the series and class identifiers for the Fund, as applicable, to reflect the Fund’s new name.

Response 1:

We have confirmed that the Registrant will update the identifiers as appropriate.

Comment 2:

If appropriate, include the line item sub-captioned “Acquired Fund Fees and Expenses” in the “Annual Fund Operating Expenses” table included in the section of each prospectus entitled “Fund summary information – Fund Fees and Expenses.”

Mr. Patrick Scott

April 12, 2013

Response 2:

We have confirmed that the Fund has not incurred during the Fund’s most recent fiscal year fees and expenses in excess of 0.01% as a result of the Fund’s investment in shares of other funds. Accordingly, the line item sub-captioned “Acquired Fund Fees and Expenses” will not be added to the Fund’s “Annual Fund Operating Expenses” table included in the section of each prospectus entitled “Fund summary information – Fund Fees and Expenses.”

Comment 3:

Please delete the following sentences from the section of each prospectus entitled “Fund summary information – Principal Investment Strategies”: “By investing in an Underlying Fund, the Fund becomes a shareholder of that Underlying Fund. As a result, the Fund’s shareholders will indirectly bear the Fund’s proportionate share of the fees and expenses paid by shareholders of the Underlying Fund, in addition to the fees and expenses the Fund’s shareholders directly bear in connection with the Fund’s own operations. The Adviser has agreed to waive the management fee it charges to the Fund by any amount it collects as a management fee from an Underlying Fund managed by the Adviser, as a result of an investment of the Fund’s assets in such Underlying Fund.”

Response 3:

The Registrant will make this change in its 485(b) filing.

Comment 4:

Explain why in the section of each prospectus entitled “Fund summary section – Performance” the parenthetical adjacent to each benchmark index states “reflects no deduction for expenses and taxes” as opposed to “reflects no deduction for fees, expenses and taxes.”

Response 4:

Since the Fund does not charge any “Shareholder Fees” as defined by Item 3 that could be deducted from a benchmark’s returns, “fees” are not referenced in the parentheticals.

Comment 5:

Please provide more robust disclosure in the Fund’s statement of additional information about the Fund’s portfolio manager’s compensation consistent with Item 20(b), e.g. whether compensation is based on performance over a certain time period.

Response 5:

The Registrant respectfully declines to provide additional disclosure about the Fund’s portfolio manager’s compensation as the Registrant believes that the current disclosure is

Mr. Patrick Scott

April 12, 2013

compliant with Item 20(b). We also have confirmed that the Fund’s investment adviser only uses performance generally as one of several qualitative factors in determining the compensation of investment personnel.

Comment 6:

Please confirm that the Registrant is aware that it needs to file an exhibit as a separate post-effective amendment to the Registrant’s registration statement that includes the Fund’s risk/return summary information in an interactive data format using eXtensible business reporting language within 15 business days after the effective date of the Registrant’s 485(b) filing.

Response 6:

We have confirmed that the Registrant is aware of this requirement.

Comment 7:

Please confirm that the Fund’s shares do not trade under an exchange ticker symbol.

Response 7:

We have confirmed with the Registrant that the Fund’s shares do not trade under an exchange ticker symbol.

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We hope that these responses adequately address the Staff’s comments. The Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registrant’s registration statement filing that is the subject of this letter. The Registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Patrick Scott

April 12, 2013

Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,
/s/ Kimberly K. Vargo
Kimberly K. Vargo

cc:	Joseph McBrien, Esq. Jonathan Simon, Esq. Laura Martinez, Esq. Philip Newman, Esq.